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                                                                  EXHIBIT 99

                   SEPARATION AGREEMENT

                    MediaLogic ADL, Inc.
                    1965 North 57th Court
                      Boulder, CO 80301


Mr. Lee H. Elizer
5551 Sunshine Canyon Drive
Boulder, Colorado 80302

Dear Lee:

         This letter agreement (this "Agreement") is made and entered into as of October 23, 1996 (the "Effective Date") by and between MediaLogic ADL, Inc. (the "Company"), Media Logic, Inc. ("Media Logic," the Company's parent corporation) and you and sets forth the terms applicable to the termination of your employment by the Company.

         1. You hereby acknowledge the termination of your employment as the Chief Executive Officer and President of the Company and your resignation as a Director of the Company, effective October 11, 1996 (the "Separation Date").

         2. You acknowledge that the Company, Media Logic and you are parties to the following agreements (collectively, the "Prior Agreements"):

         (i) Employment Agreement between the Company and you, dated as of July 21, 1994 (the "Employment Agreement");

         (ii) Non-Statutory Stock Option Agreement, dated as of July 21, 1994, between the Company and you relating to the grant to you of an option (the "Option") to purchase up to 1,000,000 shares of the common stock of the Company, $.001 par value per share (the "Company Option Agreement");

         (iii) Incentive Stock Option Agreement, dated as of April 17, 1996, between Media Logic and you relating to the grant to you of an option to purchase up to 15,000 shares of the common stock of Media Logic, $.01 par value per share (the "Media Logic Option Agreement");

         (iv) Shareholders Agreement, dated as of July 21, 1994, among the Company and the Shareholders and Optionholders named therein (the "Shareholders' Agreement"); and

         (v) Technology Transfer Agreement, dated as of July 21, 1994, between the Company and you and Chris Marlowe (the "Technology Transfer Agreement").
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         3. In connection with the termination of your employment and in consideration of the other provisions of this Agreement, including, without limitation, those set forth in Paragraph 9 hereof, the Company hereby agrees to pay and make available to you the amounts and benefits set forth in this Paragraph 3.

         (i) The Company will pay you an amount equal to the remainder of your salary (excluding any bonuses) that would have been due through July 21, 1997 under the Employment Agreement ("Salary Continuation Payments"), plus an amount equal to what would have been payable as accrued vacation pay under the Employment Agreement ("Equivalent Vacation Payments"). Such amounts are equal to the following:

                  (a) Salary Continuation Payments: $93,692.22 (equal to $2,307.69 per week through July 21, 1997); and

                  (b) Equivalent Vacation Payments: $5,999.76 (equal to $57.69 per hour for an aggregate of 104 hours through July 21, 1997).

                  (c) Total (Salary Continuation Payments plus Equivalent Vacation Payments): $99,691.98.

                  Said sum (less withholding) shall be paid by the Company according to the following schedule: 50% ($49,846.00) to be paid in one lump sum on the Effective Date of this Agreement and the remaining 50% to be paid in 26 equal weekly installments of $1,917.15 beginning on the first Friday following the Effective Date of this Agreement.

         (ii) You shall have the right to continue your medical insurance coverage (solely at your expense) to the extent provided in the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), as amended. The COBRA period shall be deemed to have commenced as of the Separation Date.

         (iii) The Company will not oppose any effort by you to collect unemployment insurance and will provide such accurate information to you and any unemployment agency as may be requested in connection therewith.

         (iv) The Company will pay you on the Effective Date of this Agreement, the sum of $50,000 (less withholding) (the "Separation Sum") in consideration of your obligations under this Agreement. The payment of the Separation Sum shall be reported by means of a Form W-2 and deemed to be a payment under this Agreement and not wages.

         (v) The Company shall provide you, or DataThinK, Inc. ("DataThinK", the company recently established by you to operate as a value-added reseller of data storage


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                  libraries), within eighteen (18) months of the Effective Date of this Agreement, twenty (20) newly manufactured base model libraries at such times and in such quantities as you shall request in writing. The libraries will be provided to you pursuant to the following terms:

                  (a) The libraries provided will be from those base models which are available from the Company at the time of your request(s). You may, if you so choose, request delivery at one time of more than one type of library;

                  (b) The libraries, when delivered to you by the Company, allow a ten (10) day acceptance period and carry a standard new product warranty. Units not rejected within the ten (10) day acceptance period will be deemed to be accepted by you and will count toward your 20-unit maximum allowance.

                  The Company does not intend to withhold employment taxes when it delivers the data libraries to you. However, if it is determined that the Company should have withheld such taxes, you hereby agree to indemnify and hold the Company, Media Logic and the other Releasees (as hereinafter defined) from and against any costs, expenses (including, without limitation, reasonable legal fees and expenses), judgments and amounts paid in settlement that they may incur as to which they may become subject on or after the Effective Date of this Agreement by reason of any failure of the Company to withhold properly any amounts specifically under this Paragraph 3(v).

         (vi) If you so desire, the Company will enter into its standard Value Added Resellers Agreement with you or with DataThinK on the same terms, conditions and pricing policies as other customers of the Company.

         (vii) Should you desire to purchase products from the Company, the Company will sell products to you pursuant to the following terms:

                  (a) DataThinK will be allowed to purchase up to $50,000 worth of product on credit, to be paid within ninety
                           (90) days of your receipt of the products. You may purchase products in an aggregate outstanding credit amount not to exceed $50,000 (i.e., on a revolving basis).

                  (b) Such terms shall remain in effect until the earlier of (i) such time as you are no longer a majority owner of DataThinK, or (ii) two (2) years from the date of this Agreement. Upon any lapse of such terms, the terms under which you purchase any further products of the Company shall be the Company's standard credit terms (currently thirty (30) days).

                  (c)      Such terms are nontransferable and non-assignable.


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                  (d)      Any products purchased that exceed the $50,000 credit
                           limit at any time shall be purchased under the Company's standard credit terms, including but not limited to, the Company's right at all times not to sell product to customers which the Company deems insolvent, bankrupt, or otherwise not credit-worthy.

         (viii) The Company hereby assigns and transfers to you all of its right, title and interest in and to the computer equipment listed below (the "Equipment"), free and clear of all liens and encumbrances. The Equipment is assigned and transferred to you as of the date hereof and the Company makes no representations or warranties whatsoever:

                  (a) Two (2) 486/66XM HP Vectra desktop computers with CD-ROM, keyboard, floppy disk, sound card, 28.8 modem and already installed software (with the exception of Company data, which is on the server); and

                  (b) One (1) Gateway 2000 SOLO laptop computer, serial number PB1F2512 with floppy disk, CD-ROM, 3com PCMCIA
                           28.8 modem card and carrying case with external power supply, mouse and docking port.

         (ix) Media Logic hereby grants to you, according to the following schedule, an aggregate of 20,000 shares (the "Shares") of the common stock, $.01 par value per share (the "Common Stock") of Media Logic:

                  (a) 5,000 shares of Media Logic Common Stock as promptly as practicable after the date of this Agreement, but in no event later than thirty (30) days following such date;

                  (b) 7,000 shares of Media Logic Common Stock one (1) year from the date of this Agreement; and

                  (c) 8,000 shares of Media Logic Common Stock two (2) years from the date of this Agreement.

                           If the Company or Media Logic is to be consolidated
                  with or acquired by another entity in a merger, sale of all or substantially all of the Company's or Media Logic's assets or otherwise, all Shares not yet issued shall be immediately issued.

                           The Company will use all reasonable efforts to file a
                  registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission with respect to the Shares within thirty (30) days following the date of issuance of each group of Shares and agrees to keep each respective


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                  Registration Statement effective until the earlier of (i) the completion of the distribution pursuant to the respective Registration Statement, or (ii) one hundred eighty (180) days following the effective date of the respective Registration Statement. The Company's obligations under this Paragraph shall end following the filing of and termination of the effectiveness-maintenance period of the third such Registration Statement.

         4. You expressly acknowledge and agree that all amounts and benefits which the Company has agreed to pay or make available to you under this Agreement are not otherwise due or owing to you under any employment agreement (oral or written). You further acknowledge that you have been paid and provided all wages, commissions, bonuses, vacation pay, holiday pay and any other form of compensation or benefit that either is due now or otherwise would become due in the future in connection with your employment or separation of employment with the Company.

         5. (i) You expressly acknowledge that as of the date of this Agreement, under the Company Option Agreement, options to purchase 223,000 shares of the Company's common stock have vested and options to purchase 777,000 shares of the Company's common stock remain unvested. You expressly agree that you are waiving your right under the Company Option Agreement to exercise the vested portion of your options and that the unvested stock options to purchase 777,000 shares of common stock of the Company shall immediately lapse.

                  (ii) You expressly acknowledge and agree that as of the date of this Agreement, under the Media Logic Option Agreement, you hold 15,000 unvested options to purchase common stock of Media Logic, such options which will not vest under the terms of the Media Logic Option Agreement.

                  (iii) You acknowledge that the foregoing vested and unvested options, respectively, are all of the vested options and unvested options, respectively, which you own in either the Company or Media Logic as to which you are entitled.

                  (iv) The parties acknowledge and agree that you do not have, and shall not in the future have, (a) rights to vest in any stock options under any stock or stock option plan of the Company or of Media Logic (of whatever name or kind) in which you participated or were eligible to participate during your employment, or (b) rights to any other securities of the Company or of Media Logic.

         6. (i) The Employment Agreement is hereby terminated. However, you hereby reaffirm your obligations and agree to remain bound, to the same extent as you were bound during the period that you were employed by the Company, by the following provisions as set forth in the Employment Agreement: (a) the prohibition as set forth in Section 8 of the Employment Agreement after termination of your employment on your soliciting any employees of the Company or of Media Logic, (b) the requirement as set forth in Section 10 of the Employment Agreement that you not reveal any Confidential Information (as therein defined)


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of the Company, (c) the requirement as set forth in Section 11 of the Employment
Agreement that you deliver to the Company following the termination of your employment all Company property and documents which are in your possession or control, and (d) the provisions of Section 12 of the Employment Agreement with regard to specific enforcement.

                  (ii) You hereby reaffirm your obligations and agree to remain bound, to the same extent as is fully contemplated by the Technology Transfer Agreement, by the provisions of Section 5 of the Technology Transfer Agreement with respect to the confidentiality and use of the Transferred Technology (as defined therein).

                  (iii) Breach of any of the foregoing provisions of the Employment Agreement or the Technology Transfer Agreement shall constitute a material breach of this Agreement and, in addition to the Company's other remedies, shall relieve the Company of any further obligations hereunder.

         7. (i) You further agree that you will not make any statements that are disparaging about or adverse to the Company's business interests (including its officers, directors and employees) or which are intended to harm the Company's reputation, including, but not limited to, any statements that disparage any operations, product, service, finances, capability or any other aspect of Company's business. The breach of this paragraph by you shall constitute a material breach of this Agreement and shall relieve the Company of any further obligations hereunder, without limiting other rights and remedies available to the Company in any such circumstances.

                  (ii) The Company further agrees that, with respect to the period of time you were employed by the Company, it will not make any statements that are disparaging about your business performance or adverse to your professional reputation or which are intended to harm your professional reputation. In particular, if contacted by a prospective employer for a reference, the Company, its officers and directors shall limit their response to such prospective employer to providing your job duties and length of employment. The Company shall instruct its employees to also abide by the previous sentence and you agree to direct all such inquiries to William E. Davis, Jr. Notwithstanding any other provisions of this paragraph, the provisions of this paragraph shall not require the Company to make any false or misleading statements to any governmental entity or as otherwise required by law or legal process.

         8. (i) You agree to cooperate with and be available to assist the Company and Media Logic (including, without limitation, meeting with attorneys of the Company and/or Media Logic) in any legal proceedings that either entity is or may become involved with against a third party, including, but not limited to, the Company's and Media Logic's current legal proceedings brought against and by Christian P. Marlowe and Marlowe Engineering Company. When you are requested to become involved by the Company or by Media Logic, you will be reimbursed for reasonable out-of-pocket expenses, excluding attorneys fees, arising out of such cooperation and assistance.


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                  (ii) The Company and Media Logic further agree that if
requested by you, such entities will cooperate with and be available to assist you in legal proceedings that you may become involved with against a third party for claims that arose during the term of your employment. You agree that, when you request either the Company and/or Media Logic to become so involved, you will reimburse such entit(ies) for reasonable out-of-pocket expenses, excluding attorneys fees, arising out of such cooperation and assistance.

         9. You agree and acknowledge that by signing this Agreement and accepting the benefits to be provided to you, and other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against the Company, Media Logic, and the Company's and Media Logic's affiliates, directors, officers, agents, employees, successors and assigns of any kind whatsoever (hereinafter the "Releasees") from the beginning of time through the date of this Agreement. Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as "Claims") against such Releasees or recovery of any damages or other relief whatsoever (including, without limitation, back pay, compensatory damages, punitive damages, attorneys fees and any other costs) against such Releases, up through the date of this Agreement.

         Without limiting the foregoing general waiver and release, you specifically waive and release the aforesaid Releasees from any Claim arising from or related to your employment relationship with the Company or the termination thereof, including, without limitation:

         (i)      Claims under the Prior Agreements.

         (ii) Claims under any state discrimination, fair employment practices, civil rights or other employment related statute, regulation or executive order (as they may have been amended through the date of this Agreement) prohibiting discrimination or harassment based upon any protected status including, without limitation, race, color, national origin, age, gender, marital status, disability, veteran status or sexual orientation.

         (iii) Claims under any federal discrimination, fair employment practices or other employment related statute, regulation or executive order (as they may have been amended through the date of this Agreement) prohibiting discrimination or harassment based upon any protected status including, without limitation, race, color, national origin, age, gender, marital status, disability, veteran status or sexual orientation. Without limitation, specifically included in this paragraph are any Claims arising under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Civil Rights Acts of 1866 or 1871, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991 and the Americans With Disabilities Act.


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         (iv)     Claims under any other state or federal employment related statute, regulation or executive order (as they may have been amended through the date of this Agreement) relating to wages, payment of wages hours or any other terms and conditions of employment. Without limitation, specifically included in this paragraph are any Claims arising under the Fair Labor Standards Act, the Family Medical Leave Act of 1993, and the National Labor Relations Act, the Employee Retirement Income Security Act.

         (v) Claims under any state or federal common law theory including, without limitation, wrongful discharge, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud or negligence.

         (vi)     Any other Claim arising under state or federal law.

         10. (i) In consideration of the promises contained herein, and other good and valuable consideration, the Company and Media Logic hereby release and forever discharge you from any and all Claims (as defined in Paragraph 9 of this Agreement), which the Company and/or Media Logic had, now have, or may have in the future, relating in any manner to the performance by you of your duties as an officer or employee of the Company, so long as you were duly authorized by the Company and/or Media Logic and in fact were acting within the scope of such authority in the performance of such duties.

                  (ii) Notwithstanding the foregoing, this paragraph shall not release you from any obligation set forth in this Agreement.

                  (iii) Additionally, notwithstanding the foregoing, if any Claim (as defined in Paragraph 9 of this Agreement) is brought against the Company or Media Logic by a third party, not at the invitation or initiation of the Company or Media Logic, which is based on any alleged act(s) or omission(s) by you during the course of your employment with the Company, the Company and Media Logic retain the right, subject to the same rights of indemnification to which you were entitled during the course of your employment with the Company and to the fullest extent available under any applicable law, to bring a third-party Claim against you. If in the course of such a proceeding it is determined that the Company or Media Logic is liable as a result of such act(s) or omission(s) by you, you shall not be released from liability to the Company and/or Media Logic under this Paragraph 10 and, in addition to the Company's other remedies, the Company shall be relieved from any further obligations under this Agreement.

         11. The parties expressly acknowledge that because you are older than 40 years of age, you are granted specific rights under the Older Worker Benefits Protection Act ("OWBPA") which prohibits discrimination on the basis of age, and that the release set forth in the prior paragraph is intended to release any right you may have to file a claim against the Company or


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Media Logic alleging discrimination on the basis of age. Consistent with the provisions of OWBPA, you shall have twenty-one (21) days after your receipt of this Agreement to consider and accept the terms of this Agreement by signing below. In addition, you may rescind your assent to this Agreement if, within seven (7) days after the date you sign this Agreement, you deliver to Media Logic, Inc., 310 South Street, Plainville, MA 02762, Attn: William E. Davis, Jr., President and CEO, a written notice of rescission. To be effective, such notice of rescission must be postmarked within the seven (7) day period and sent by certified mail, return receipt requested, to William E. Davis, Jr. at the above address.

         12. Except as expressly provided for herein, this Agreement supersedes any and all prior oral and/or written agreements, including, without limitation, the Prior Agreements and sets forth the entire agreement between the Company, Media Logic and you. No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto. This Agreement shall take effect as an instrument under seal and shall be governed, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of law principles thereof. The terms of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining terms and conditions shall be enforced in full.

         13. Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the Commonwealth of Massachusetts or of the United States of America for the District of Massachusetts. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.

         14. The rights and obligations under this Agreement may not be assigned by any party hereto without the prior written consent of the other parties. All statements, representations, warranties, covenants and agreement in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors, heirs and permitted assigns of each party hereto.

         15. You hereby acknowledge that you have read this Agreement carefully, that you have been afforded sufficient time to understand the terms and effects of this Agreement, that you are hereby advised to consult with legal counsel before signing the Agreement, that you are voluntarily entering into and executing this Agreement and that neither the Company, Media Logic, nor their agents or representatives has made any representations inconsistent with the terms and effects of this Agreement.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]


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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date first above written.

MEDIALOGIC ADL, INC.                        LEE H. ELIZER



By: /s/ William Davis                       /s/ Lee H. Elizer
   --------------------------               -------------------------
Name:  William Davis                        Lee H. Elizer
Title: President


MEDIA LOGIC, INC.



By:   /s/  William Davis
   --------------------------
Name: William Davis
Title: President


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